SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                              COMMAND SYSTEMS, INC.
                              ---------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    200903102
                                    ---------
                                 (CUSIP Number)


                             Carole A. Masters, Esq.
                   Phoenix Home Life Mutual Insurance Company
                                One American Row
                             Hartford, CT 06102-5056
                                 (860) 403-5538
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                      to Receive Notice and Communication)


                                 March 12, 1998
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                               SCHEDULE 13D
|-----------------------|                         |--------------------------|
| CUSIP Nos. 200903102  |                         |    Page 2 of Pages 6     |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAMES OF REPORTING PERSONS                                      |
|         |                                                                  |
|         |    a.    Phoenix Home Life Mutual Insurance Company ("PHLMIC")   |
|         |          Tax Identification Number:  06-0493340                  |
|         |    b.    PM Holdings, Inc. ("PMH")                               |
|         |          Tax Identification Number:  06-1065485                  |
|         |    c.    PHL Global Holding Company ("PHL Global")               |
|         |          Tax Identification Number:  None                        |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ] |
|         |                                                          (b) [ ] |
|         |                                                          (c) [ ] |
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS: 00 (see response to item 3 on page 5).         |
|         |                                                                  |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    5    |  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            |
|         |  PURSUANT TO ITEMS 2(d) and 2(e)                             [ ] |
|---------|------------------------------------------------------------------|
|    6    |  PLACE OF ORGANIZATION                                           |
|         |    a.    Phoenix Home Life Mutual Insurance Company -- New York  |
|         |    b.    PM Holdings, Inc. -- Connecticut                        |
|         |    c.    PHL Global Holding Company -- Mauritius                 |
|         |                                                                  |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                           PHLMIC   PMH   PHL Global |
|                |     |                                                     |
|                |  7  |   SOLE VOTING POWER          0      0        0      |
|                |     |                                                     |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER  1,181,750 659,250  659,250   |
|  BENEFICIALLY  |     |                                                     |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER     0      0        0      |
|     PERSON     |     |                                                     |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE   1,181,750 659,250  659,250   |
|                |     |   POWER                                             |
|----------------------------------------------------------------------------|

|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                Common Stock      |
|         | a.    PHLMIC                                    1,181,750        |
|         | b.    PMH                                         659,250        |
|         | c.    PHL Global                                  659,250        |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES                                     [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |   a.    PHLMIC                                      15.4%        |
|         |   b.    PMH                                          8.6%        |
|         |   c.    PHL Global                                   8.6%        |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON                                        |
|         |                                                                  |
|         |  a.    PHLMIC - IC, HC, CO                                       |
|         |  b.    PMH - CO                                                  |
|         |  c.    PHL Global - CO                                           |
|----------------------------------------------------------------------------|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.       Security and Issue

              Common Stock
              Command Systems, Inc.
              766 Batterson Park Road
              Farmington, CT  06032

Item 2.       Identity and Background


                              Part I - Corporations

                                     PHLMIC

(a)   Place of Organization.............................................New York
(b)   Principal Business...............................Life and health insurance and annuities
(c)   Address of Its Principal Business.........................One American Row
      ..................................................Hartford, CT  06102-5056
      Address of Its Principal Office...........................One American Row
      ..................................................Hartford, CT  06102-5056
(d)   Involvement in Certain Criminal
      Legal Proceedings.....................................................None
(e)   Involvement in Certain Civil Proceedings..............................None

                                       PMH

(a)   Place of Organization..........................................Connecticut
(b)   Principal Business.........................................Holding company
(c)   Address of Its Principal Business.........................One American Row
      ..................................................Hartford, CT  06102-5056
      Address of Its Principal Office...........................One American Row
      ..................................................Hartford, CT  06102-5056
(d)   Involvement in Certain Criminal
      Legal Proceedings.....................................................None
(e)   Involvement in Certain Civil Proceedings..............................None

                                   PHL Global

(a)   Place of Organization............................................Mauritius
(b)   Principal Business.........................................Holding company
(c)   Address of Its Principal Business.....................c/o Priscille Koenig
      ....................................................BCM (Secretaries) Ltd.
      ..................................................Sixth Floor, Cerne House
      ......................................................Chaussee, Port Louis
      .................................................................Mauritius

      Address of Its Principal Office.......................c/o Priscille Koenig
      ....................................................BCM (Secretaries) Ltd.
      ..................................................Sixth Floor, Cerne House
      ......................................................Chaussee, Port Louis
      .................................................................Mauritius
(d)   Involvement in Certain Criminal
      Legal Proceedings.....................................................None
(e)   Involvement in Certain Civil Proceedings..............................None

                   Part II - Directors and Executive Officers

              See Exhibit B.

Item 3.       Source and Amount of Funds or Other Consideration

              In 1997, PHLMIC was the holder of certain promissory notes of the Command companies. In August of that year, PHLMIC entered into an agreement with Command Systems, Inc. pursuant to which the former agreed to exchange such notes for Series A Convertible Preferred Stock of the latter. PHLMIC was granted certain registration rights in connection with this transaction. As of December 1997, PHL Global, a subsidiary of PHLMIC, exchanged its interest in an Indian company jointly owned with Command for shares of Series B Convertible Preferred Stock of Command Systems, Inc. PHL Global was granted certain registration rights in connection with that transaction. When Command underwent an initial public offering of its common stock, PHLMIC and PHL Global elected to exercise their rights to convert their preferred shares to common. No additional consideration was paid by PHLMIC or PHL Global in connection with the conversions.

Item 4.       Purpose of Transaction

              PHLMIC wished to exchange its preferred shares for a more easily liquidated security.

              (a)   Additional Securities of Issuer:  None.

              (b)   Extraordinary Transaction:  None.

              (c)   Transfer of Assets:  None.

              (d)   Change in Board or Management:  None.

              (e)   Capitalization; Dividend Policy:  None.

              (f)   Material Changes in Business or Corporate Structure:  None.

              (g)   Changes in Charter or Bylaws:  None

              (h)   Delisting:  None

              (i)   Eligibility for Termination of Registration:  None.

Item 5.       Interest in Securities of Issuer

              (a)   Ownership: See Items 11 and 13 on the Cover Pages of this
                    Schedule 13(d) with respect to PHLMIC, PMH and Phoenix
                    Global.

              (b) Voting Control: See Items 7 through 10 on the Cover Pages of this Schedule 13(d) with respect to PHLMIC, PMH and PHL Global.

              (c)   Transactions in Issuer's Securities:  None.

              (d)   Right to Receive or Power to Direct Dividends: Inapplicable.

              (e)   Ceased to be Beneficial Owner: Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

              There are no such contracts, arrangements, understanding or relationships among the persons named in Item 2 or between such persons or any other person with respect to securities of the issuer.

Item 7.       Materials Filed as Exhibits

              Exhibit A - Agreement to File Joint Acquisition Statement

              Exhibit B - Directors and Executive Officers


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 1, 1999                           /s/ Carole A. Masters
-----------------------------------------  -------------------------------------
             Date                               Carole A. Masters, Counsel

                                                                       Exhibit A


                           AGREEMENT FOR JOINT FILING


The undersigned agree that this Schedule 13D, and all subsequent filings on
Schedule 13D with respect to Command Systems, Inc., are filed on behalf of each of them.


                                            PHOENIX HOME LIFE MUTUAL INSURANCE
                                            COMPANY

                                            By:  /s/ Dona D. Young
Dated:  September 1, 1999                        -----------------
        -----------------
                                            Its:  Executive Vice President
                                                  ------------------------

                                            PM HOLDINGS, INC.

Dated:  September 1, 1999                   By:  /s/ Dona D. Young
        -----------------                        -----------------

                                            Its:  Vice President
                                                  --------------

                                            PHL GLOBAL HOLDING COMPANY

Dated:  September 1, 1999                   By:  /s/ John J. C. Herdon
        -----------------                        ---------------------

                                            Its:  Director
                                                  --------

                                                     Exhibit B to Schedule 13(d)
                                                              (Items 2, Part II)
                                                      Re:  Command Systems, Inc.

                   PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
                                    DIRECTORS

====================================================================================================================================
                                                                                              Certain        Certain
                                                        Current Occupation/Business           Criminal        Civil
            Name                 Residence                        Address                   Proceedings    Proceedings   Citizenship
------------------------------------------------------------------------------------------------------------------------------------
Sal H. Alfiero           9 Four Winds Way              Chairman and CEO                         None           None          USA
                         Amherst, NY  14426            Mark IV Industries, Inc.
                                                       501 John James Audubon Parkway
------------------------------------------------------------------------------------------------------------------------------------
J. Carter Bacot          48 Porter Place               Chairman and CEO                         None           None          USA
                         Montclair, NJ  07042          The Bank of New York
                                                       48 Wall Street, 3rd Floor
                                                       New York, NY  10286
------------------------------------------------------------------------------------------------------------------------------------
Richard H. Booth         60 High Ridge Road            Executive Vice President                 None           None          USA
                         South Glastonbury, CT  06073  Phoenix Home Life Mutual Insurance Co.
                                                       One American Row
                                                       Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Arthur P. Byrne          85 Bishop Lane                President, CEO & Chairman                None           None          USA
                         Avon, CT  06001               The Wiremold Company
                                                       60 Woodlawn Street
                                                       West Hartford, CT  06110
------------------------------------------------------------------------------------------------------------------------------------
Richard N. Cooper        33 Washington Avenue          Professor                                None           None          USA
                         Cambridge, MA  02140          Center for International Affairs
                                                       Harvard University
                                                       1737 Cambridge Street, Room 403
                                                       Cambridge, MA  02138
------------------------------------------------------------------------------------------------------------------------------------
Gordon J. Davis          241 Central Park West         Partner                                  None           None          USA
                         New York, NY  10024           LeBoeuf, Lamb Greene & MacRae
                                                       125 West 55th Street
                                                       New York, NY  10019
====================================================================================================================================


====================================================================================================================================
                                                                                              Certain        Certain
                                                        Current Occupation/Business           Criminal        Civil
            Name                 Residence                        Address                   Proceedings    Proceedings   Citizenship
------------------------------------------------------------------------------------------------------------------------------------
Robert W. Fiondella      29 Summerberry Circle        Chairman, President & CEO                  None           None         USA
                         Bristol, CT  06010           Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
John E. Haire            12 Searles Road              President                                  None           None         USA
                         Darien, CT  06820            The Fortune Group
                                                      1271 Avenue of the Americas
                                                      New York, NY  10020
------------------------------------------------------------------------------------------------------------------------------------
Jerry J. Jasinowski      3288 Rittenhouse St., N.W.   President                                  None           None         USA
                         Washington, DC  20015        National Association of Manufacturers
                                                      1331 Pennsylvania Avenue, N.W.
                                                      Suite 600
                                                      Washington, DC  20004
------------------------------------------------------------------------------------------------------------------------------------
John W. Johnstone, Jr.   467 Carter Street            Chairman                                   None           None         USA
                         New Canaan, CT  06840        Governance & Nominating Committees
                                                      Arch Chemicals, Inc.
                                                      191 Post Road West
                                                      Westport, CT  06880
------------------------------------------------------------------------------------------------------------------------------------
Marilyn E. LaMarche      930 Fifth Ave., Apt. 10D     Limited Managing Director                  None           None         USA
                         New York, NY  10021          Lazard Freres & Co. L.L.C.
                                                      30 Rockefeller Plaza
                                                      New York, NY  10020
------------------------------------------------------------------------------------------------------------------------------------
Philip R. McLoughlin     39 Joshua Drive              Executive Vice President                   None           None         USA
                         West Simsbury, CT 06092      Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Indra K. Nooyi           12 Deer Lane                 Senior Vice President, Corporate Strategy  None           None         USA
                         Greenwich, CT  06830           & Development
                                                      PepsiCo., Inc.
                                                      700 Anderson Hill Road
                                                      Purchase, NY  10577
====================================================================================================================================


====================================================================================================================================
                                                                                              Certain        Certain
                                                        Current Occupation/Business           Criminal        Civil
            Name                 Residence                        Address                   Proceedings    Proceedings   Citizenship
------------------------------------------------------------------------------------------------------------------------------------
Robert F. Vizza, Ph.D.   3 Maria Lane                 President & CEO                           None           None          USA
                         Old Brookville, NY           The DeMatteis Center of St. Francis
                                                        Hospital
                                                      Northern Boulevard
                                                      Old Brookville, NY  11545
------------------------------------------------------------------------------------------------------------------------------------
Robert G. Wilson         Key Colony III, Apt. 1127    Retired                                   None           None          USA
                         151 Crandon Boulevard
                         Key Biscayne, FL  33149
------------------------------------------------------------------------------------------------------------------------------------
Dona D. Young            89 Woodford Hills Drive      Executive Vice President                  None           None          USA
                         Avon, CT  06001              Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT  06102-5056
====================================================================================================================================

                                PM HOLDINGS, INC.
                                    DIRECTORS


====================================================================================================================================
                                                                                              Certain        Certain
                                                        Current Occupation/Business           Criminal        Civil
            Name                 Residence                        Address                   Proceedings    Proceedings   Citizenship
------------------------------------------------------------------------------------------------------------------------------------
Richard H. Booth         60 High Ridge Road           Executive Vice President                  None           None          USA
                         South Glastonbury, CT  06073 Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Carl T. Chadburn         252 Knollwood Road           Executive Vice President                  None           None          USA
                         Manchester, CT               Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Robert W. Fiondella      29 Summerberry Circle        Chairman, President and CEO               None           None          USA
                         Bristol, CT  06010           Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Martin J. Gavin          108 Winding Lane             Senior Vice President                     None           None          USA
                         Avon, CT  06001              Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Philip R. McLoughlin     39 Joshua Drive              Executive Vice President                  None           None          USA
                         West Simsbury, CT  06092     Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Frederick W. Sawyer, III 8 Sachem Drive               Senior Vice President                     None           None          USA
                         Glastonbury, CT  06033       Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
David W. Searfoss        3 Stratford Road             Executive Vice President                  None           None          USA
                         Farmington, CT  06032        Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT  06102-5056
====================================================================================================================================


====================================================================================================================================
                                                                                              Certain        Certain
                                                        Current Occupation/Business           Criminal        Civil
            Name                 Residence                        Address                   Proceedings    Proceedings   Citizenship
------------------------------------------------------------------------------------------------------------------------------------
Dona D. Young            89 Woodford Hills Drive      Executive Vice President                  None           None          USA
                         Avon, CT  06001              Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT  06102-5056
====================================================================================================================================

                           PHL GLOBAL HOLDING COMPANY
                                    DIRECTORS


====================================================================================================================================
                                                                                              Certain        Certain
                                                        Current Occupation/Business           Criminal        Civil
            Name                 Residence                        Address                   Proceedings    Proceedings   Citizenship
------------------------------------------------------------------------------------------------------------------------------------
Thierry Chellen          Engrais Martial              Barrister at Law                          None           None       Mauritian
                         Curepipe Road                5th Floor, TM Building
                         Mauritius                    Pope Hennessy Street
                                                      Port Louis
                                                      Mauritius
------------------------------------------------------------------------------------------------------------------------------------
John J.C. Herndon        Stillwater Farm              Vice President, Strategic Development     None           None       USA
                         138 Housatonic River Road    Phoenix Home Life Mutual Insurance Co.
                         Salisbury, CT  06068         One American Row
                                                      Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Parwiz Jagoo             Engrais Martial              Legal Consultant                          None           None       Mauritian
                         Curepipe Road                5th Floor, TM Building
                         Mauritius                    Pope Hennessy Street
                                                      Port Louis
                                                      Mauritius
====================================================================================================================================

                   PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
                               EXECUTIVE OFFICERS


====================================================================================================================================
                                                                                              Certain        Certain
                                                        Current Occupation/Business           Criminal        Civil
            Name                 Residence                        Address                   Proceedings    Proceedings   Citizenship
------------------------------------------------------------------------------------------------------------------------------------
Robert W. Fiondella      29 Summerberry Circle        Chairman, President & CEO                  None           None          USA
                         Bristol, CT  06010           Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Richard H. Booth         60 High Ridge Road           Executive Vice President,                  None           None          USA
                         South Glastonbury, CT  06073  Strategic Development
                                                      Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Philip R. McLoughlin(1)  39 Joshua Drive              Executive Vice President, Investments(1)   None           None          USA
                         West Simsbury, CT  06092     Phoenix Home Life Mutual Insurance Company
                                                      One American Row
                                                      Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
David W. Searfoss        3 Stratford Road             Executive Vice President and Chief         None           None          USA
                         Farmington, CT  06032        Financial Officer
                                                      Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Dona D. Young            89 Woodford Hills Drive      Executive Vice President, Individual       None           None          USA
                         Avon, CT  06001              Insurance and General Counsel
                                                      Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT 06102-5056
====================================================================================================================================


----------------------------

(1) This is a secondary position. He is employed by Phoenix Investment Partners, Ltd., to which he devotes approximately 75% of his time, with his remaining work hours being applied to his role as an officer and Director of Phoenix Home Life and certain of its subsidiaries.

====================================================================================================================================
                                                                                              Certain        Certain
                                                      Current Occupation/Business             Criminal        Civil
            Name                 Residence                      Address                     Proceedings    Proceedings   Citizenship
------------------------------------------------------------------------------------------------------------------------------------
Kelly J. Carlson         42 Woodchuck Hill          Senior Vice President, Business Practices    None           None         USA
                         West Simsbury, CT  06092   Phoenix Home Life Mutual Insurance Co.
                                                    One American Row
                                                    Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Robert G. Chipkin        230 Fair Hill Lane         Senior Vice President and Corporate          None           None         USA
                         Suffield, CT                Actuary
                                                    Phoenix Home Life Mutual Insurance Co.
                                                    One American Row
                                                    Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Martin J. Gavin          108 Winding Lane           Senior Vice President, Trust Operations      None           None         USA
                         Avon, CT  06001            Phoenix Home Life Mutual Insurance Co.
                                                    One American Row
                                                    Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Randall C. Giangiulio    63 Hildercrest Drive       Senior Vice President, Group Life and        None           None         USA
                         Simsbury, CT  06070         Health
                                                    Phoenix Home Life Mutual Insurance Co.
                                                    100 Bright Meadow Boulevard
                                                    Enfield, CT  06083
------------------------------------------------------------------------------------------------------------------------------------
Edward P. Hourihan       17 Chesbro Avenue          Senior Vice President, Information Systems   None           None         USA
                         Noank, CT  06266           Phoenix Home Life Mutual Insurance Co.
                                                    One American Row
                                                    Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Joseph E. Kelleher       6 Spruce Lane              Senior Vice President, Underwriting and      None           None         USA
                         Simsbury, CT  06070         Operations
                                                    Phoenix Home Life Mutual Insurance Co.
                                                    100 Bright Meadow Boulevard
                                                    Enfield, CT  06083
------------------------------------------------------------------------------------------------------------------------------------
Robert G. Lautensack     21 Stillwood Chase         Senior Vice President, Individual Line       None           None         USA
                         Simsbury, CT  06070         Financial
                                                    Phoenix Home Life Mutual Insurance Co.
                                                    One American Row
                                                    Hartford, CT  06102-5056
====================================================================================================================================

====================================================================================================================================
                                                                                              Certain        Certain
                                                        Current Occupation/Business           Criminal        Civil
            Name                 Residence                        Address                   Proceedings    Proceedings   Citizenship
------------------------------------------------------------------------------------------------------------------------------------
Maura L. Melley          16 Old Oak Road              Senior Vice President, Public Affairs     None           None          USA
                         West Hartford, CT 06117      Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Scott C. Noble           15 Apple Hill Road           Senior Vice President                     None           None          USA
                         Wilbraham, MA  01095         Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
David R. Pepin           42 Laurel Drive              Senior Vice President                     None           None          USA
                         Willington, CT  06279        Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Robert E. Primmer        47 Wyngate                   Senior Vice President, Distribution and   None           None          USA
                         Simsbury, CT  06070           Sales
                                                      Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Frederick W. Sawyer, III 8 Sachem Drive               Senior Vice President                     None           None          USA
                         Glastonbury, CT  06033       Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
John F. Solan, Jr.       11 Schuyler Lane             Senior Vice President                     None           None          USA
                         Bloomfield, CT  06002        Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Simon Y. Tan             169 Weir Street              Senior Vice President, Individual Market  None           None          USA
                         Glastonbury, CT  06033       and Product Development
                                                      Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT  06102-5056
====================================================================================================================================

====================================================================================================================================
                                                                                              Certain        Certain
                                                        Current Occupation/Business           Criminal        Civil
            Name                 Residence                        Address                   Proceedings    Proceedings   Citizenship
------------------------------------------------------------------------------------------------------------------------------------
Anthony J. Zeppetella    81 81st Street             Senior Vice President, Corporate Portfolio   None           None         USA
                         New York, NY  11209         Management
                                                    Phoenix Home Life Mutual Insurance Co.
                                                    One American Row
                                                    Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Walter H. Zultowski      6 Winhart Drive            Senior Vice President, Marketing and         None           None         USA
                         Granby, CT  06035           Market Research
                                                    Phoenix Home Life Mutual Insurance Co.
                                                    One American Row
                                                    Hartford, CT  06102-5056
====================================================================================================================================

                                PM HOLDINGS, INC.
                                    OFFICERS

====================================================================================================================================
                                                                                             Certain        Certain
                                                        Current Occupation/Business          Criminal        Civil
            Name                 Residence                        Address                   Proceedings    Proceedings   Citizenship
------------------------------------------------------------------------------------------------------------------------------------
Robert W. Fiondella      29 Summerberry Circle          President                               None           None          USA
                         Bristol, CT  06010             PM Holdings, Inc.
                                                        One American Row
                                                        Hartford, CT  06115
------------------------------------------------------------------------------------------------------------------------------------
Richard H. Booth         60 High Ridge Road             Vice President                          None           None          USA
                         South Glastonbury, CT  06073   PM Holdings, Inc.
                                                        One American Row
                                                        Hartford, CT  06115
------------------------------------------------------------------------------------------------------------------------------------
Carl T. Chadburn         252 Knollwood Avenue           Vice President                          None           None          USA
                         Manchester, CT                 PM Holdings, Inc.
                                                        One American Row
                                                        Hartford, CT  06115
------------------------------------------------------------------------------------------------------------------------------------
Martin J. Gavin          108 Winding Lane               Vice President                          None           None          USA
                         Avon, CT  06001                PM Holdings, Inc
                                                        One American Row
                                                        Hartford, CT  06115
------------------------------------------------------------------------------------------------------------------------------------
Philip R. McLoughlin     39 Joshua Drive                Vice President                          None           None          USA
                         West Simsbury, CT  06092       PM Holdings, Inc.
                                                        One American Row
                                                        Hartford, CT  06115
------------------------------------------------------------------------------------------------------------------------------------
Frederick W. Sawyer, III 8 Sachem Drive                 Vice President                          None           None          USA
                         Glastonbury, CT  06033         PM Holdings, Inc.
                                                        One American Row
                                                        Hartford, CT  06115
------------------------------------------------------------------------------------------------------------------------------------
David W. Searfoss        3 Stratford Road               Vice President                          None           None          USA
                         Farmington, CT  06032          PM Holdings, Inc.
                                                        One American Row
                                                        Hartford, CT  06115
====================================================================================================================================

====================================================================================================================================
                                                                                              Certain        Certain
                                                        Current Occupation/Business           Criminal        Civil
            Name                 Residence                        Address                   Proceedings    Proceedings   Citizenship
------------------------------------------------------------------------------------------------------------------------------------
Dona D. Young            89 Woodford Hills Drive      Vice President                            None           None          USA
                         Avon, CT  06001              PM Holdings, Inc.
                                                      One American Row
                                                      Hartford, CT  06115
====================================================================================================================================